SECURITIES EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________to ______________________

Commission file number 0-1402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lincoln Electric Company
Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117-1199

F I N A N C I A L  S T A T E M E N T S  A N D  S H E D U L E

The Lincoln Electric Company Employee Savings Plan
December 31, 2004 and 2003

Plan Sponsor and Administrator

The Lincoln Electric Company
Cleveland, Ohio 44117
(216) 481-8100

Employer Identification Number: 34-0359955

Report of Independent Registered Public Accounting Firm

Plan Administrator
The Lincoln Electric Company
  Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Lincoln Electric Company Employee Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 3, 2005

The Lincoln Electric Company
Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Cash (non-interest bearing)	$921,428	$984,706
Investments, at fair value	159,776,384	130,635,819

Receivables:
Participant contributions receivable	126,159	169,830
Employer contributions receivable	395,778	—

Investment income receivable	211,968	194,453
Other receivables	701,488	507,544

	1,435,393	871,827

Total assets	162,133,205	132,492,352

Liabilities
Other payables	209,255	410,574

Net assets available for benefits	$161,923,950	$132,081,778

See notes to financial statements.

The Lincoln Electric Company
Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2004

Additions
Interest and dividends	$3,679,378

Contributions:
Participants	9,067,669
Employer	3,617,865

Net appreciation in fair value of investments	19,653,178

Total additions	36,018,090

Deductions
Benefits paid directly to participants	6,175,918

Net increase	29,842,172

Net assets available for benefits at beginning of year	132,081,778

Net assets available for benefits at end of year	$161,923,950

See notes to financial statements.

The Lincoln Electric Company Employee Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of The Lincoln Electric Company Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees of Lincoln Electric Holdings, Inc. and its subsidiaries (the Company) as defined by the Plan, as amended. The Plan provides that employees will be eligible for participation in the Plan following six months of full time employment or 1,000 hours in any year of service with the Company. The Plan provides a Financial Security Program (FSP) feature to certain eligible participants who made an irrevocable election to participate in the program and to all eligible participants who were hired on or after November 1, 1997. Participants in the FSP program receive a Company contribution to the Plan of 2% of their base pay, in which they become 100% vested after attaining three years of service. The amount of the FSP contribution was $1,539,713 and $1,279,339 for 2004 and 2003, respectively. FSP contributions are invested in the same manner as participant contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Each year, participants may make pre-tax contributions to the Plan of 1% or more (in whole percentages) of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($13,000 for 2004 and $12,000 for 2003). Participants are immediately vested in their contributions plus actual earnings thereon. A participant for whose account a contribution is made shall have the right to direct Fidelity Management Trust Company (the Trustee) to invest such contribution in any one fund or in a combination of funds in 5% increments.

The Company contributes 35% of the first 6% of compensation contributed by the participant to the Plan. Matching contributions are made monthly and are 100% vested after an employee has attained three years of service. The Company match is discretionary and can be suspended or terminated at any time. The Company suspended the 35% matching provision from March 16, 2003 until December 31, 2003, reinstating the matching provision effective January 1, 2004. This suspension of the matching contribution did not impact the contribution made by the Company under the provisions of the FSP.

The Lincoln Electric Company Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Trustee. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Participants may receive the value of their account in a single lump sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise, except that if the full value of a participant’s account is $5,000 or less ($1,000 or less effective March 28, 2005), or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single lump sum payment. Participants who leave the Company may withdraw their money at any time. Withdrawal must begin no later than April 1 of the calendar year following the calendar year in which age 70-1/2 is attained or the calendar year in which the participant is terminated. A participant or beneficiary may elect to receive the portion of their distribution which is attributable to their interest in the Company Common Stock Fund in the form of whole shares of Company stock with any fractional shares of Company stock in cash.

The Lincoln Electric Company Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although the Company has not expressed any intent to do so, it has the right to amend, modify, suspend or terminate the Plan subject to the provisions of ERISA at any time. Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants’ accounts, shall be nonforfeitable. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The units of registered investment companies are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. The common shares of the Company are valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Lincoln Electric Company Employee Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

All costs and expenses incurred in connection with the administration of the Plan and trust were paid by the Company in 2004 and 2003.

3. Transfer of Assets to New Trustee

On December 31, 2002, all investments, excluding Lincoln Electric Holdings, Inc. Common Shares and an Employee Benefits Money Market Fund, were sold in order to facilitate the transfer of the Plan assets to a new trustee during January 2003. The transfer of all Plan assets from Key Trust Company of Ohio, N.A. to Fidelity Management Trust Company was completed as of January 16, 2003.

4. Investments

During 2004, the Plan’s investments (including investments purchased, sold, as well as, held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and
Unrealized
Appreciation in
Fair Value of
Investments
Units of registered investment companies	$8,230,361
Lincoln Electric Holdings, Inc. Common Shares	11,422,817

$19,653,178

The Lincoln Electric Company Employee Savings Plan

Notes to Financial Statements (continued)

4. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2004 and 2003 are as follows:

	2004	2003

Lincoln Electric Holdings, Inc. Common Shares	$39,462,952	$29,611,875
Fidelity Managed Income Portfolio	18,400,014	15,771,315
Fidelity Blue Chip Growth Fund	18,300,458	17,919,699
Dodge & Cox Balanced Fund	15,253,358	11,306,483
Spartan US Equity Index Fund	13,371,130	11,802,834
Fidelity Diversified International Fund	12,971,442	10,316,669
Artisan Mid Cap Investment Fund	10,747,646	9,854,165
Neuberger-Berman Genesis Trust Fund	8,351,799	6,489,040

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated October 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator has indicated it will take the necessary steps, if any, to maintain the Plan’s compliance with the IRC.

6. Transactions with Parties-in-Interest

Party-in-interest transactions include the investment in the proprietary funds of the Trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

At December 31, 2004, the Plan held 1,142,529 Common Shares of Lincoln Electric Holdings, Inc., the Plan Sponsor, with a market value of $39,462,952. For the year ended December 31, 2004, the Plan received dividends on Lincoln Electric Holdings, Inc. Common Shares of $804,034. At December 31, 2003, the Plan held 1,196,923 Common Shares of Lincoln Electric Holdings, Inc., with a market value of $29,611,875.

The Lincoln Electric Company Employee Savings Plan

Notes to Financial Statements (continued)

7. Difference between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003

Net assets available for benefits per financial statements	$161,923,950	$132,081,778
Less:
Deemed distributions of participant loans with no post-default payments	(70,700)	(21,469)

Net assets available for benefits per the Form 5500	$161,853,250	$132,060,309

The deemed distributions of participant loans with no post-default payments are loans that are in default by participants of the Plan. While the U.S. Department of Labor does not recognize these loans as assets for regulatory reporting, they are included as assets (i.e., loans) in the financial statements of the Plan as these loans are collateralized by participant funds.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Lincoln Electric Company
Employee Savings Plan

EIN: 34-0359955	Plan Number: 005

Form 5500, Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2004

	Description of
	Investment
	Including Maturity
	Date, Rate of
Identity of Issue, Borrower,	Interest, Par or	Current
Lessor, or Similar Party	Maturity Value	Value

Cash, interest bearing		$325,792

Common/Collective Trust:
Fidelity Managed Income Portfolio*	18,400,014 units	18,400,014

Units of registered investment companies:
Fidelity Blue Chip Growth Fund*	438,755 units	18,300,458
Fidelity Diversified International Fund*	452,913 units	12,971,442
Spartan US Equity Index Fund	311,972 units	13,371,130
Dodge & Cox Balanced Fund	192,229 units	15,253,358
Artisan Mid Cap Investment Fund	363,587 units	10,747,646
Neuberger-Berman Genesis Trust Fund	195,730 units	8,351,799
Pimco Total Return Fund Institutional Fund	397,897 units	4,245,566
American Washington Mutual Investment Fund	153,083 units	4,711,900
American EuroPacific Growth Fund	115,381 units	4,111,021
Janus Mid Cap Value Fund	181,376 units	4,006,592
Northern Select Equity Fund	5,617 units	105,087

		96,175,999

Common stock:
Lincoln Electric Holdings, Inc.*	1,142,529 common	39,462,952
	shares

Participants loans*	4.25% to 10.5% with	5,340,927
	various maturities

		$159,705,684

*Indicates party-in-interest to the Plan.

Exhibits

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln Electric Company Employee Savings Plan

By:	/S/ Vincent K. Petrella

Vincent K. Petrella
Acting Chair, Administrative Committee of The
Lincoln Electric Employee Savings Plan
Date: June 29, 2005